Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our unaudited condensed consolidated interim financial statements and the related notes to those statements included as Exhibit 99.1 to this Report on Form 6-K, or this Report, submitted to the Securities and Exchange Commission, or the SEC, on August 10, 2022.  We also recommend that you read our discussion and analysis of financial condition and results of operations together with our audited financial statements and notes thereto, and the section entitled “Risk Factors”, each of which appear in our Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC on March 3, 2022, or our Annual Report.

We present our unaudited condensed consolidated interim financial statements in accordance with International Accounting Standard 34, “Interim Financial Reporting” or IAS 34, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including generally accepted accounting principles in the United States, or U.S. GAAP.

We maintain our books and records in pounds sterling. For the convenience of the reader, we have translated pound sterling amounts as of and for the period ended June 30, 2022 into U.S. dollars at a rate of £1.00 to $1.2162. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.

Unless otherwise indicated or the context otherwise requires, all references to “Immunocore,” the “Company,” “we,” “our,” “us” or similar terms refer to Immunocore Holdings plc and its consolidated subsidiaries.

The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements are forward-looking statements. Forward-looking statements are based on the Company’s expectations and assumptions as of the date of this Report, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of our Annual Report and any subsequent reports that we file with the SEC. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. You should, therefore, not rely on these forward-looking statements as representing the Company’s views as of any date subsequent to the date of this Report.

Overview

We are a commercial stage biotechnology company pioneering the development of a novel class of TCR bispecific immunotherapies called ImmTAX – Immune mobilizing monoclonal TCRs Against X disease – designed to treat a broad range of diseases, including cancer, infectious and autoimmune diseases. Leveraging our proprietary, flexible, off-the-shelf ImmTAX platform, we are developing a deep pipeline in multiple therapeutic areas, including five clinical stage programs in oncology and infectious disease, advanced pre-clinical programs in autoimmune disease and multiple earlier pre-clinical programs.

In January and April 2022, we received approval from the U.S. Food and Drug Administration, or FDA, and European Commission, or EC, respectively, for our lead product candidate, KIMMTRAK, for the treatment of unresectable or metastatic uveal melanoma, or mUM. We then received approval in June 2022 from the UK’s Medicines and Healthcare products Regulatory Agency, or MHRA, the Australian Therapeutic Goods Administration, or TGA, and Health Canada. KIMMTRAK is now approved in over 30 countries with commercial launches underway in the U.S. and Germany, and paid access in France.

KIMMTRAK is the lead product from our ImmTAX platform and is the first new therapy in uveal melanoma in four decades. To date, we have dosed over 800 cancer patients with KIMMTRAK, tebentafusp, and our other ImmTAX product candidates, which we believe is the largest clinical data set of any bispecific in a solid tumor and any TCR therapeutic. Our clinical programs are being conducted with patients with a broad range of cancers including lung, bladder, gastric, head and neck and ovarian, among others. Our following ImmTAX product candidates have the potential to address other tumor types with larger addressable patient populations and significant unmet need.

Our ImmTAC Platform (Oncology)

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KIMMTRAK (tebentafusp-tebn), our ImmTAC molecule targeting an HLA-A*02:01 gp100 antigen, is our first approved product. The FDA and the EC have approved KIMMTRAK (tebentafusp-tebn and tebentafusp, respectively) for the treatment of HLA-A*02:01-positive adult patients with unresectable or mUM. KIMMTRAK demonstrated monotherapy activity and achieved the primary endpoint of superior overall survival in a randomized Phase 3 clinical trial in patients with previously untreated mUM against the investigator’s choice of treatment. The OS Hazard Ratio, or HR, in the intent-to-treat population favored tebentafusp, HR=0.51 (95% CI: 0.37, 0.71); p< 0.0001, over investigator’s choice (82% pembrolizumab; 12% ipilimumab; 6% dacarbazine). The UK’s MHRA, Health Canada, and the Australian Government Department of Health’s TGA have each approved KIMMTRAK for the treatment of HLA-A*02:01-positive adult patients with mUM.

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Tebentafusp is also being developed for the treatment of advanced melanoma. In June, the Company presented updated clinical data from its Phase 1b clinical trial of KIMMTRAK (tebentafusp) in metastatic cutaneous melanoma (mCM) in an oral presentation at the 2022 ASCO Annual Meeting. In combination with checkpoint inhibitors in mCM, the maximum target doses of tebentafusp (68 mcg) plus durvalumab (20 mg/kg) were well tolerated. In mCM patients who progressed on prior anti-PD(L)1, tebentafusp with durvalumab continues to demonstrate promising overall survival (OS) (1-yr ~75%) compared to recent benchmarks (1-yr ~55%).  After discussions with global melanoma experts and the FDA we plan to conduct a randomized Phase 2/3 clinical trial with and without an anti-PD(L)1 therapy. Our randomized trial will enroll patients with advanced melanoma that have progressed on an anti-PD1, received prior ipilimumab and, if applicable, received a tyrosine kinase inhibitor (TKI). We anticipate initiating the Phase 2/3 clinical trial in the fourth quarter of 2022.

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IMC-C103C, our ImmTAC molecule targeting an HLA-A*02:01 MAGE-A4 antigen, is currently being evaluated in a first-in-human, Phase 1/2 dose escalation clinical trial in patients with solid tumor cancers including non-small-cell lung cancer, or NSCLC, gastric, head and neck, ovarian and synovial sarcoma. In December 2021, we reported initial Phase 1 data from the trial at the European Society of Medical Oncology Immuno-Oncology Congress. IMC-C103C demonstrated a manageable safety profile and clinical activity with confirmed durable responses in ovarian cancer and a confirmed durable response in head and neck squamous cell carcinoma. We initiated an expansion arm in high-grade serous ovarian carcinoma at 140 micrograms/week. We anticipate reporting additional data from the Phase 1 trial in the fourth quarter of 2022.

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IMC-F106C, our ImmTAC molecule targeting an optimal HLA-A*02:01 PRAME antigen is currently being evaluated in a first-in-human, Phase 1/2 dose escalation clinical trial in patients with multiple solid tumor cancers including NSCLC, SCLC, endometrial, ovarian, cutaneous melanoma, and breast cancers. The initial Phase 1 data from the dose escalation study of IMC-F106C, the first PRAME x CD3 ImmTAC bispecific protein, was accepted for proffered paper (oral presentation) during the “Investigational Immunotherapy” session on Friday, September 9, 2022, at the European Society for Medical Oncology (ESMO) in Paris, France. PRAME is overexpressed in many solid tumors including NSCLC, SCLC, endometrial, ovarian, melanoma and certain breast cancers. The company plans to report data from at least 20 PRAME positive and efficacy evaluable patients.  Dr. Omid Hamid, Chief, Translational Research and Immunotherapy & Director, Melanoma Therapeutics, of The Angeles Clinic, will present the initial results from the Phase 1 study at 4:50 PM CEST.  The company will also host an in-person and webcasted investor and analyst event at 6:30 PM CEST / 12:30 PM ET Friday, September 9th.

Our ImmTAV Platform (Infectious Diseases)

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IMC-I109V, our ImmTAV molecule targeting a conserved hepatitis B virus, or HBV, envelope antigen, is our most advanced ImmTAV program and is currently being evaluated in a Phase 1/2 clinical trial in patients with chronic HBV who are non-cirrhotic, hepatitis B e-Antigen negative, and virally suppressed on chronic nucleot(s)ide analogue therapy. Our goal is to develop a functional cure for HBV. We reported initial data from our trial in June 2022, observing a transient decrease in the HBV surface antigen, as well as transient elevations in alanine transaminase (“ALT”) and cytokines.

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IMC-M113V, our ImmTAV molecule targeting a human immunosuppression virus, or HIV, gag antigen bispecific TCR molecule, is expected to be evaluated in a Phase 1/2 clinical trial for which we are currently enrolling patients. Our goal is to develop a functional cure for HIV. We announced the dosing of the first patient in July 2022, and we plan to expand the trial to Europe later in 2022.

Significant Events in the Three Months Ended June 30, 2022

On April 1, 2022, the EC approved KIMMTRAK (tebentafusp) for the treatment of HLA-A*02:01-positive adult patients with unresectable or mUM. With EC approval, KIMMTRAK has received marketing authorisation in all E.U. member states, and following completion of related national procedures, will also be eligible for sale in Iceland, Liechtenstein, and Norway.

In April, KIMMTRAK was added as a recommended Category 1 treatment in the latest National Comprehensive Cancer Network® (NCCN®) Clinical Practice Guidelines in Oncology for metastatic Uveal Melanoma. NCCN publishes evidence-based guidelines that are followed by many healthcare professionals in the US and globally.

In May, the first patient in Germany was infused with KIMMTRAK, less than one week from price listing. The Company also successfully transitioned all patients (more than 50 patients) from the early access program (EAP) in Germany onto commercial supply in the month of May.

On June 3, 2022, we announced a clinical trial collaboration and supply agreement (the “Sanofi Collaboration”) with Sanofi US Services Inc. (“Sanofi”). Under the Sanofi Collaboration, we provide KIMMTRAK at our own cost in connection with a Phase 1/2 study trialling the use of KIMMTRAK with Sanofi’s product candidate, SAR444245, non-alpha IL-2, in patients with metastatic cutaneous melanoma (mCM). Sanofi is responsible for clinical development and other costs associated with the study. Both parties are entitled to share potential subsequent benefits arising from a follow-on study, and the parties may negotiate an agreement for such a study on completion of the Phase 1/2 study.

On June 6, 2022, we presented updated clinical data from its Phase 1b clinical trial of KIMMTRAK in mCM in an oral presentation at the 2022 ASCO Annual Meeting. In combination with checkpoint inhibitors in mCM, the maximum target doses of tebentafusp (68 mcg) plus durvalumab (20 mg/kg) were well tolerated. In mCM patients who progressed on prior anti-PD(L)1, tebentafusp with durvalumab continue to demonstrate promising overall survival (OS) (1-yr ~75%) compared to recent benchmarks (1-yr ~55%).

On June 6, 2022, we presented post-hoc analyses from its Phase 3 clinical trial of KIMMTRAK in mUM at the 2022 ASCO Annual Meeting. In an analysis of the Phase 3 trial, an OS benefit observed for tebentafusp among mUM patients who have initial radiographic progression demonstrates that radiographic assessment underestimates the benefit. In another post hoc analysis of the Phase 3 trial, the vast majority of patients treated with tebentafusp (84%) either did not require corticosteroids (74%) or only received them on a single day (10%). Corticosteroid use following the pre-specified adverse events guidelines was not associated with any significant impact on efficacy.

On June 6, 2022, KIMMTRAK was added to the ASCO Rapid Recommendations Updates to the ASCO Guidelines for the treatment of mUM. This recommendation was based on the Phase 3 trial and the FDA approval. Prior to this update, there were no recommendations by ASCO for any systemic therapy in uveal melanoma.

On June 8, 2022, we announced that the United Kingdom’s Medicines and Healthcare products Regulatory Agency (MHRA), the Therapeutic Goods Administration (TGA) in Australia and Health Canada have granted marketing authorization for KIMMTRAK for the treatment of HLA-A*02:01-positive adult patients with unresectable or metastatic uveal melanoma (mUM).

On June 9, 2022, we announced Siddharth (Sid) Kaul was appointed as a non-Executive member of the Company’s Board of Directors and will serve as a member of the Audit and Remuneration committees. Sid is a seasoned finance professional with deep expertise within the life sciences industry. He retired as Group Treasurer and Head of Business Planning and Analysis at Novartis in 2021 after a 17-year career at the company, where his previous roles included serving as Novartis’ Chief Financial Officer, Pharma Europe and Chief Financial Officer, Pharma U.S.

On June 25, 2022, we reported initial data from our Phase 1/2 trial evaluating IMC-I109V, our ImmTAV molecule targeting a conserved HBV envelope antigen in patients with chronic HBV who are non-cirrhotic, hepatitis B e-Antigen negative, and virally suppressed on chronic nucleot(s)ide analogue therapy. We observed a transient decrease in the HBV surface antigen, as well as transient elevations in ALT and cytokines.

Recent Developments since June 30, 2022

On July 11, 2022, we announced the dosing of a first patient in our Phase 1/2 trial evaluating IMC-M113V, our ImmTAV molecule targeting a HIV gag antigen bispecific TCR molecule. We expect to enroll further patients in the trial later in 2022.

On July 20, 2022, we issued and sold 2,000,000 American Depositary Shares, or ADSs, representing ordinary shares of nominal value of £0.002 each and 1,733,333 non-voting ordinary shares of nominal value £0.002 each, to certain institutional accredited investors, or the Investors, at a purchase price of $37.50 per ADS/non-voting ordinary share as a private investment in public equity, or PIPE, pursuant to a securities purchase agreement with such Investors dated July 15, 2022, generating gross proceeds of £116.7 million ($140.0 million) before deducting estimated offering expenses payable by us of £0.3 million ($0.4 million). We have agreed to use reasonable best efforts to file a registration statement with the SEC covering the resale of the ADSs and non-voting ordinary shares sold in the PIPE by no later than September 30, 2022 pursuant to a registration rights agreement with such Investors dated July 15, 2022. Following the receipt of PIPE proceeds, we believe that we now have sufficient cash and cash equivalents to fund our operations through 2025.

Today, we announced our plans for evaluating tebentafusp in a randomized Phase 2/3 trial in previously treated advanced melanoma which we designed with input from global melanoma experts and from the FDA. Our plan is to enroll patients with advanced melanoma, excluding uveal melanoma, that have progressed on an anti-PD1, received prior ipilimumab and, if applicable, received TKI. This population presents a significant unmet need where the preferred option is enrollment in clinical trials. We intend to randomize to one of three arms, including one with KIMMTRAK as monotherapy, one with KIMMTRAK in combination with an anti-PD1, and one control arm. Patients randomized to the control arm will immediately enter OS follow-up where they may be treated per the investigator’s decision, including potential enrolment in other clinical trials. This innovative design effectively randomizes patients to “real world” treatment since clinical trials are the preferred option of the targeted population. The Phase 2 portion of the trial is expected to include 40 patients per arm and have a dual primary endpoint of OS and circulating tumor DNA, or ctDNA reduction. The Phase 3 portion is currently expected to enroll 170 patients per arm and to have a primary endpoint of OS. However, the design of the Phase 3 trial, including lines of prior therapy, whether to discontinue an arm, and powering assumptions, may be adapted based on results from the Phase 2 portion. We plan to start the randomization of the trial in the fourth quarter of 2022.

Operating Results

Basic and diluted loss per share was £0.14 (or $0.17) and £0.51 (or $0.62) for the three and six months ended June 30, 2022, respectively, compared to £0.75 and £1.51 for the three and six months ended June 30, 2021, respectively. Total operating loss for the three and six months ended June 30, 2022 was £7.0 million (or $8.5 million) and £23.5 million (or $28.5 million), respectively, compared to £34.5 million and £66.4 million for the same periods in the prior year.

Total net product and net pre-product revenue arising from the sale of KIMMTRAK and tebentafusp was £27.7 million (or $33.7 million) in the three months ended June 30, 2022, and £38.2 million (or $46.5 million) in the six months ended June 30, 2022. In comparison, no product or pre-product revenue was recorded in the three and six months ended June 30, 2021.

For the three and six months ended June 30, 2022, our research and development expenses were £20.2 million (or $24.5 million) and £38.7 million (or $47.1 million), respectively, as compared to £16.5 million and £36.4 million for the three and six months ended June 30, 2021, respectively. For the three and six months ended June 30, 2022, our selling and administrative expenses were £18.8 million (or $22.9 million) and £38.9 million (or $47.3 million) compared to £23.8 million and £44.0 million for the three and six months ended June 30, 2021, respectively.

Cash and cash equivalents were £208.1 million or $253.0 million as of June 30, 2022 compared to £237.9 million as of December 31, 2021.

Components of Results of Operations

Product revenue, Net

Product revenue, net, relates to the sale of KIMMTRAK following marketing approval. We recognize product revenue at the point in time that control transfers to a customer, which is typically on delivery to our distributors. We also operate under consignment arrangements where control passes when our distributor takes KIMMTRAK out of consignment inventory. The amount of revenue recognized reflects the consideration to which we expect to be entitled to, net of estimated deductions for rebates, chargebacks, other customer fees and product returns. These estimates consider contractual and statutory requirements, the expected payer and patient mix, sell-through data, our customers’ inventory levels, anticipated demand and the volume of customer purchase orders, internal data, and other information provided by our customers and third-party logistics provider.

Pre-Product Revenue, Net

Pre-product revenue, net, relates to the sale of tebentafusp under a compassionate use and an early access program. These programs provide patients with access to tebentafusp prior to KIMMTRAK becoming available as a marketed product in France. Pre-product revenue is recognized on delivery of tebentafusp to healthcare providers, which is the point in time when control is transferred. Such revenue is recognized net and represents the prices set by the Company that are expected to be retained after estimated deductions for product returns and government rebates, which are dependent on the outcome of French legislative processes and price negotiations.

Collaboration Revenue

Our revenue from collaboration agreements consists of non-refundable upfront payments, development milestones as well as reimbursement of research and development expenses. To the extent that existing or potential future collaborations generate revenue, such revenue may vary due to many uncertainties in the development of our product candidates and other factors.

Upfront payments and development milestones are initially recorded on our statement of financial position as deferred revenue and are subsequently recognized as revenue as the underlying programs progress through research and development using an estimate of the percentage completion of each program in accordance with our accounting policy.

Following the termination of our collaboration agreements with GSK and Eli Lilly in the three months ended March 31, 2022, our only current revenue collaboration is with Genentech.

Operating Expenses

Cost of Product Revenue

Cost of product revenue represents production costs including raw materials, external manufacturing costs, and other costs incurred in bringing inventories to their location and condition prior to sale. Overheads and internal costs of product revenue are minimal under our manufacturing arrangements. Due to the low costs involved in manufacturing KIMMTRAK, cost of product revenue is not material, and we do not expect such costs to be material for the foreseeable future.

Research and Development Expenses

Research and development expenses consist primarily of costs incurred for current or planned investigations undertaken with the prospect of gaining new scientific or technical knowledge and understanding and consist primarily of personnel-related costs, including salaries and share-based compensation expense, for the various research and development departments, costs associated with clinical trial activities undertaken by contract research organizations, or CROs, and external manufacturing costs undertaken by contract manufacturing organizations, or CMOs, research and development laboratory consumables, internal clinical trial expenses, costs associated with maintaining laboratory equipment, and pre-launch inventory provision costs. All research and development expenses are expensed as incurred due to scientific uncertainty. Those research and development expenses incurred with external organizations to undertake research and development activities on our behalf typically relate to clinical programs and are assigned to the individual programs; however, for pre-clinical programs and other research spend incurred externally, such spend is typically not assigned to individual programs. Internal research and development expenses typically relate to personnel-related costs and research and development laboratory consumables and due to the cross functional expertise of our people it is not possible to provide a breakdown of internal costs by program.

We expect our research and development expenses to remain significant in the future as we advance existing and future product candidates into and through clinical studies and pursue further regulatory approval. The process of conducting the necessary clinical studies to obtain regulatory approval is costly and time-consuming. We maintain our headcount at a level required to support our continued research activities and development of our product candidates. Clinical trials generally become larger and more costly to conduct as they advance into later stages. We cannot determine with certainty the timing of initiation, the duration or the completion costs of current or future preclinical studies and clinical trials of our product candidates due to the inherently unpredictable nature of preclinical and clinical development. Clinical and preclinical development timelines, the probability of success and development costs can differ materially from expectations. At this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the development of any product candidates that we develop from our programs. As a result, our research and development expenses may vary substantially from period to period based on the timing of our research and development activities. Several of our research and development programs are at an early stage. We must demonstrate the safety and efficacy of our product candidates in humans through extensive clinical testing. We may experience numerous unforeseen events during, or as a result of, the testing process that could delay or prevent commercialization of our products, including but not limited to the following:

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we may face disruptions affecting the site initiation, patient enrollment, clinical trial site monitoring, development and operation of our clinical trials, including public health emergencies such as the ongoing and evolving COVID-19 pandemic;

•	after reviewing trial results, our collaboration partners may abandon projects that might previously have been believed to be promising;
•	we, our collaboration partners, or regulators may suspend or terminate clinical trials if the participating subjects or patients are being exposed to unacceptable health risks;
•	our potential products may not have the desired effects or may include undesirable side effects or other characteristics that preclude regulatory approval or limit their commercial use if approved;
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manufacturers may not meet the necessary standards for the production of the product candidates or may not be able to supply the product candidates in a sufficient quantity, including as a result of supply chain disruptions caused by the COVID-19 pandemic and war in Ukraine and global geopolitical tensions;

•	we may face increased costs, including as a result of rising global inflation;
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we may be unable to obtain additional funding necessary to continue our operations, including as a result of rising interest rates and the impacts on global financial markets of the ongoing COVID-19 pandemic, war in Ukraine, and global geopolitical tensions;

•	regulatory authorities may find that our clinical trial design or conduct does not meet the applicable approval requirements; and
•	safety and efficacy results in various human clinical trials reported in scientific and medical literature may not be indicative of results we obtain in our clinical trials.

Any changes in the outcome of any of these variables with respect to the development of our product candidates in preclinical and clinical development could mean a significant change in the costs and timing associated with the development of these product candidates. We may obtain unexpected results from our clinical trials. We may elect to discontinue, delay or modify clinical trials of some product candidates or focus on other product candidates. For example, if the FDA, EMA or another regulatory authority were to delay our planned start of clinical trials or require us to conduct clinical trials or other testing beyond those that we currently expect or if we experience significant delays in enrollment in any of our planned clinical trials, we could be required to expend significant additional financial resources and time on the completion of clinical development of that product candidate.

Selling and Administrative Expenses

Selling and administrative expenses consist primarily of personnel-related costs, including salaries and share-based compensation expense, for selling, corporate and other administrative and operational functions including finance, legal, human resources, pre-commercial expenses, information technology, as well as facility-related costs

Following our recent commercialization of KIMMTRAK and our substantial increase in planned research and development expenses, as explained above, we also expect that our selling and administrative expenses will increase. We expect that we will incur increased selling, distribution, commercial, accounting, audit, legal, regulatory, compliance, director, and officer insurance costs as well as investor and public relations expenses associated with being a public company. We anticipate that the additional costs for these services will substantially increase our selling and administrative expenses. Additionally, if and as we receive further regulatory approvals of product candidates, we anticipate an increase in payroll and expenses in connection with our commercial operations. We may also experience increased selling and administrative costs as a result of rising global inflation.

Net Other Operating Income / (Expense)

Net other operating income / (expense) consists primarily of profit on derecognition of leases, the profit or loss arising on the disposal of property, plant and equipment, and sublease income.

Finance Income

Finance income arises primarily from interest income on cash and cash equivalents and short-term deposits.

Finance Costs

Finance costs consist of interest expenses related to financial liabilities and lease liabilities.

Income Tax Credit

Our income tax balance largely comprises research and development tax credits. Research and development credits are obtained at a maximum rate of 33.35% of our qualifying research and development expenditure.

We are subject to corporate taxation in the United Kingdom. Our wholly owned U.S. subsidiaries, Immunocore LLC and Immunocore Commercial LLC, are subject to corporate taxation in the United States. Our wholly owned Irish subsidiary is subject to corporate taxation in Ireland. Due to the nature of our business, we have generated losses since inception. Our income tax credit recognized represents the sum of the research and development tax credits recoverable in the United Kingdom and income tax payable in the United States and Ireland.

As a company that carries out extensive research and development activities, we benefit from the U.K. research and development tax credit regime and are able to surrender some of our losses for a cash rebate of up to 33.35% of expenditures related to eligible research and development projects. Qualifying expenditures largely comprise clinical trial and manufacturing costs, employment costs for relevant staff and consumables incurred as part of research and development projects. Certain subcontracted qualifying research and development expenditures are eligible for a cash rebate of up to 21.68%. A large portion of costs relating to our research and development, clinical trials and manufacturing activities are eligible for inclusion within these tax credit cash rebate claims.

We may not be able to continue to claim research and development tax credits in the future under the current research and development tax credit scheme if our U.K. subsidiary no longer qualified as a small or medium-sized company. However, we ~~may~~ would be able to file under a large company scheme if this occurred, and transitional provisions may also apply.

Un-surrendered tax losses are carried forward to be offset against future taxable profits. No deferred tax asset is recognized in respect of accumulated tax losses in the United Kingdom because future profits are not sufficiently certain. A deferred tax asset is recognized primarily in respect of unused tax credits and capitalized research and development costs for the subsidiary in the United States.

As we begin to generate significant net product revenue, we may benefit in the future from the U.K. “patent box” initiative that allows profits attributable to revenues from patents or patented products to be taxed at a lower rate than other revenue. The rate of tax for relevant streams of revenue for companies receiving this relief will be 10%.

Results of Operations

Comparison of the Three Months Ended June 30, 2022 and 2021

The following table summarizes our unaudited consolidated statement of loss for each period presented:

	Three Months Ended June 30,
	2022				2021
	$	’000	£	’000	£	’000
Product revenue, net		29,179		23,992		—
Pre-product, revenue, net		4,510		3,708		—
Total revenue from sale of therapies		33,689		27,700		—
Collaboration revenue		5,232		4,302		5,733
Total revenue		38,921		32,002		5,733

Cost of product revenue		(41)		(34)		—
Research and development expenses		(24,506)		(20,150)		(16,471)
Selling and administrative expenses		(22,878)		(18,811)		(23,801)
Net other operating income		—		—		40
Operating loss		(8,504)		(6,993)		(34,499)
Finance income		144		118		12
Finance costs		(1,699)		(1,397)		(1,288)
Non-operating expense		(1,555)		(1,279)		(1,276)
Loss before taxes		(10,059)		(8,272)		(35,775)
Income tax credit		2,616		2,151		2,813
Loss for the period		(7,443)		(6,121)		(32,962)

The results for the three months ended June 30, 2022 are not necessarily indicative of the operating results to be expected for the full year or for any other subsequent interim period.

Revenue

	Three Months Ended June 30,
	2022				2021
	$	’000	£	’000	£	’000
Product revenue, net		29,179		23,992		—
Pre-product revenue, net		4,510		3,708		—
Total revenue from sale of therapies		33,689		27,700		—
Collaboration revenue
GSK		—		—		1,286
Eli Lilly		—		—		—
Genentech		5,232		4,302		4,447
Total collaboration revenue		5,232		4,302		5,733

Total revenue		38,921		32,002		5,733

Net product revenue from the sale of KIMMTRAK, and net pre-product revenue from the sale of tebentafusp as part of an early access program are presented by region based on the location of the customer below.

	Three Months Ended June 30,
	2022				2021
	$	’000	£	’000	£	’000
United States		22,058		18,137		—
Europe		11,627		9,560		—
Rest of World		4		3		—
Total revenue from sale of therapies		33,689		27,700		—

For the three months ended June 30, 2022, we generated net product revenue of £24.0 million due to the sale of KIMMTRAK, of which £18.1 million was in the United States and £5.9 million in Europe, following FDA marketing approval in January 2022 and EC approval in April 2022 and the transition of patients from the early access programs in these territories. In addition, we recognized net pre-product revenue of £3.7 million from the sale of tebentafusp under an early access program in France in the three months ended June 30, 2022.

Revenue from collaboration agreements decreased by £1.4 million to £4.3 million in the three months ended June 30, 2022, compared to £5.7 million for the three months ended June 30, 2021.  This is due to a decrease in revenue under the GSK Collaboration, under which no revenue has been recognised in 2022 following our joint election with GSK not to progress with the final program in the second half of 2021 and the subsequent termination of the GSK Collaboration.

Research and Development Expenses

	Three Months Ended June 30,
	2022				2021
	$	’000	£	’000	£	’000
External research and development expenses:
Tebentafusp		4,230		3,478		5,492
IMC-F106C (PRAME)		3,197		2,629		935
IMC-C103C (MAGE-A4)		2,373		1,951		873
IMC-I109V(HBV)		806		663		582
IMC-M113V (HIV)		1,211		996		26
Other programs		1,711		1,407		1,611
Research expenses		343		282		129
Total external research and development expenses		13,871		11,406		9,648
Internal research and development expenses:
Headcount related expenses		7,409		6,092		5,260
Laboratory consumables		1,799		1,479		1,116
Laboratory equipment expenses		1,237		1,017		445
Other		190		156		2
Total internal research and development expenses		10,635		8,744		6,823
Total research and development expenses		24,506		20,150		16,471

For the three months ended June 30, 2022, our research and development expenses were £20.2 million, compared to £16.5 million for the three months ended June 30, 2021. This increase of £3.7 million was due to an increase in external research and development expenses of £1.8 million and in internal research and development expenses of £1.9 million.

For the three months ended June 30, 2022, our external research and development expenses increased by £1.8 million.  This is largely attributable to an increase of £2.8 million in expenses associated with our IMC-F106C and IMC-C103C programs, which increased by £1.7 million and £1.1 million, respectively, as we seek to advance these product candidates through clinical trials. Our costs on our IMC-M113V program for HIV also increased by £1.0 million. These increases were offset by a decrease of £2.0 million in our clinical tebentasfusp costs following the launch of KIMMTRAK in January 2022.

For the three months ended June 30, 2022, our internal research and development expenses increased by £1.9 million, which was largely attributable to an increase in employee-related expenses and laboratory costs.

Selling and Administrative Expenses

	Three Months Ended June 30,
	June 30, 2022				June 30, 2021
	$	’000	£	’000	£	’000

Share-based payment charge		7,323		6,021		8,343
Other employee related expenses		5,946		4,889		3,645
Selling and commercial costs		9,962		8,191		4,695
Legal and professional fees		3,979		3,272		2,506
Depreciation		1,310		1,077		1,773
Other expenses		2,601		2,139		1,410
Foreign exchange (gains) / losses		(8,243)		(6,778)		1,429
Total selling and administrative expenses		22,878		18,811		23,801

For the three months ended June 30, 2022, our selling and administrative expenses were £18.8 million, compared to £23.8 million for the three months ended June 30, 2021, a decrease of £5.0 million.

Selling and other commercial costs increased by £3.5 million in the three months ended June 30, 2022, primarily as a result of costs incurred in commercializing and distributing KIMMTRAK following U.S and EC approval. Other employee costs also increased by £1.2 million due to an increase in employees engaged in administrative activities and legal and professional fees increased by £0.8 million. These increases were largely offset by favorable foreign exchange gains of £6.8 million and a decrease in the share-based payment charge of £2.3 million.

We expect our selling and administrative expenses to increase as we continue to grow as a commercial organization and as KIMMTRAK is approved and launched in further countries.

Comparison of the Six Months Ended June 30, 2022 and 2021

The following table summarizes our unaudited consolidated statement of loss for each period presented:

	Six Months Ended June 30,
	2022				2021
	$	’000	£	’000	£	’000
Product revenue, net		38,522		31,674		—
Pre-product revenue, net		7,950		6,537		—
Total revenue from sale of therapies		46,472		38,211		—
Collaboration revenue		19,781		16,265		14,003
Total revenue		66,253		54,476		14,003
Cost of product revenue		(343)		(282)		—
Research and development expenses		(47,105)		(38,731)		(36,356)
Selling and administrative expenses		(47,331)		(38,917)		(43,985)
Net other operating income / (expense)		1		1		(42)
Operating loss		(28,525)		(23,453)		(66,380)
Finance income		156		128		34
Finance costs		(3,320)		(2,730)		(3,148)
Non-operating expense		(3,164)		(2,602)		(3,114)
Loss before taxes		(31,689)		(26,055)		(69,494)
Income tax credit		4,629		3,806		7,494
Loss for the period		(27,060)		(22,249)		(62,000)

The results for the six months ended June 30, 2022 are not necessarily indicative of the operating results to be expected for the full year or for any other subsequent interim period.

Revenue

	Six Months Ended June 30,
	2022				2021
	$	’000	£	’000	£	’000
Product revenue, net		38,522		31,674		—
Pre-product revenue, net		7,950		6,537		—
Total revenue from sale of therapies		46,472		38,211		—
Collaboration revenue
GSK		—		—		4,656
Eli Lilly		8,952		7,361		—
Genentech		10,829		8,904		9,347
Total collaboration revenue		19,781		16,265		14,003

Total revenue		66,253		54,476		14,003

Net product revenue from the sale of KIMMTRAK, and net pre-product revenue from the sale of tebentafusp as part of a compassionate use and early access program are presented by region based on the location of the customer below.

	Six Months Ended June 30,
	2022				2021
	$	’000	£	’000	£	’000
United States		31,401		25,819		—
Europe		15,067		12,389		—
Rest of World		4		3		—
Total revenue from sale of therapies		46,472		38,211		—

For the six months ended June 30, 2022, we generated net product revenue of £31.7 million due to the sale of KIMMTRAK, of which £25.8 million was in the United States and £5.9 million in Europe, following FDA marketing approval in January 2022 and EC approval in April 2022 and the transition of patients from the early access programs to commercial supply in these territories. In addition, we recognized net pre-product revenue of £6.5 million due to the sale of tebentafusp under a compassionate use and an early access program in France in the six months ended June 30, 2022.

For the six months ended June 30, 2022, revenue from collaboration agreements increased by £2.3 million to £16.3 million compared to £14.0 million for the six months ended June 30, 2021. This is primarily due to the recognition of the remaining revenue under the Lilly Collaboration following termination of the agreement in the three months ended March 31, 2022. This increase was offset by a decrease in revenue under the GSK collaboration, under which no revenue has been recognised in 2022 following our joint election with GSK not to progress with the final collaboration program in the second half of 2021 and the subsequent termination of the GSK Collaboration.

Research and Development Expenses

	Six Months Ended June 30,
	2022				2021
	$	’000	£	’000	£	’000
External research and development expenses:
Tebentafusp		9,845		8,094		13,555
IMC-F106C (PRAME)		5,611		4,613		2,182
IMC-C103C (MAGE-A4)		4,209		3,461		1,947
IMC-I109V (HBV)		1,373		1,129		1,317
IMC-M113V (HIV)		1,211		996		456
Other programs		2,942		2,419		3,370
Research expenses		478		393		201
Total external research and development expenses		25,669		21,105		23,028
Internal research and development expenses:
Headcount related expenses		15,347		12,619		10,498
Laboratory consumables		3,275		2,693		2,004
Laboratory equipment expenses		2,527		2,078		819
Other		287		236		7
Total internal research and development expenses		21,436		17,626		13,328
Total research and development expenses		47,105		38,731		36,356

For the six months ended June 30, 2022, our research and development expenses were £38.7 million, as compared to £36.4 million for the six months ended June 30, 2021. This increase of £2.3 million was primarily attributable to an increase in internal research and development expenses of £4.3 million, partly offset by a decrease in external research and development expenses of £1.9 million.

For the six months ended June 30, 2022, our external research and development expenses decreased by £1.9 million. This was driven by a reduction in spend of £5.5 million incurred for our tebentafusp program due to a reduction in clinical trial activity as following FDA and EMA approval in 2022. This reduction was partly offset by increased clinical trial activity and costs in connection with our IMC-F106C and IMC-C103C programs, which increased by £2.4 million and £1.5 million, respectively.

For the six months ended June 30, 2022, our internal research and development expenses increased by £4.3 million. This was primarily due to an increase of £2.1 million in headcount related expenses due to an increase in the number of employees engaged in research and development. Our laboratory expenses also increased by £1.9 million.

Selling and administrative Expenses

	Six Months Ended June 30,
	June 30, 2022				June 30, 2021
	$	’000	£	’000	£	’000

Share-based payment charge		15,203		12,500		16,283
Other employee related expenses		10,928		8,985		6,903
Selling and commercial costs		18,018		14,815		6,091
Legal and professional fees		6,096		5,012		5,732
Depreciation		2,615		2,150		3,580
Other expenses		5,612		4,614		3,138
Foreign exchange (gains) / losses		(11,139)		(9,159)		2,258
Total selling and administrative expenses		47,333		38,917		43,985

For the six months ended June 30, 2022, selling and administrative expenses were £38.9 million, compared to £44.0 million for the six months ended June 30, 2021, a decrease of £5.1 million.  The selling and administrative expenses for the six months ended June 30, 2022, decreased primarily as a result of foreign exchange gains of £9.2 million in the six months ended June 30, 2022, compared to losses of £2.3 million in the three months ended June 30, 2021. In addition, there was a decrease in the share-based payment charge of £3.8 million in the six months ended June 30, 2022. These decreases were partly offset by an increase in selling and commercial costs of £8.7 million following FDA and EMA approval of KIMMTRAK in 2022.

Finance Costs

For the six months ended June 30, 2022, finance costs amounted to £2.7 million, compared to £3.1 million for the six months ended June 30, 2021. This decrease of £0.4 million is due to the expenses in the six months ended June 30, 2021, including a fee of £0.5 million that became due to Oxford Finance upon completion of the IPO.

Income Tax Credit

For the six months ended June 30, 2022, the income tax credit amounted to £3.8 million compared to £7.5 million for the six months ended June 30, 2021. This decrease of £3.7 million reflects our transition to a commercial-stage company in 2022. UK tax credits are now offset by corporate taxes payable in the U.S. and Ireland and some expenditure incurred in relation to the commercialization of KIMMTRAK will not qualify for U.K. Research and Development credits.

Liquidity and Capital Resources

Sources of Liquidity

While we have recorded net product revenue for the sale of KIMMTRAK in the United States and Europe, and net pre-product revenue for the sale of tebentafusp under a compassionate use and an early access program in France, we have incurred and continue to incur operating losses and negative cash flows from our operations. We expect to incur significant expenses and operating losses for the foreseeable future as we advance further product candidates through preclinical and clinical development, seek further regulatory approval and pursue commercialization of existing and additional approved product candidates. We expect that our research and development and selling and administrative costs will increase in connection with our expanding operations. As a result, we will need additional capital to fund our operations until such time as we can generate higher levels of revenue from product sales.

We have funded our operations to date primarily with proceeds from sales of equity securities, debt financing and collaboration agreements. At our IPO in February 2021, we listed our ordinary shares in the form of ADSs on the Nasdaq Global Select Market and raised gross proceeds of $297.1 million. In addition to the ADSs sold in the IPO, we completed the concurrent sale of an additional 576,923 ADSs at the IPO price of $26.00 per ADS, for gross proceeds of approximately $15.0 million, in a private placement to the Gates Foundation.

As of June 30, 2022, and December 31, 2021, we had cash and cash equivalents of £208.1 million and £237.9 million, respectively. We subsequently raised a further £116.7 million ($140.0 million), before deduction of estimated offering expenses of £0.3 million, through the sale of our ordinary shares in the form of ADSs and non-voting ordinary shares in the PIPE, which closed on July 20, 2022.

Other than our debt facility with Oxford Finance Luxembourg S.A.R.L., or Oxford Finance, we currently have no ongoing material financing commitments, such as lines of credit or guarantees, that are expected to affect our liquidity over the next five years, other than our lease obligations and supplier purchase commitments. We have not entered into any additional material borrowing arrangements or other commitments in the six months ended June 30, 2022.

Cash Flows

The following table summarizes the primary sources and uses of cash for each period presented:

	Six Months Ended June 30,
	2022		2022		2021
	$	’000	£	’000	£	’000

Cash and cash equivalents at beginning of year		289,317		237,886		129,716
Net cash flows used in operating activities		(48,669)		(40,017)		(58,575)
Net cash flows (used in) / from investing activities		(416)		(342)		44
Net cash flows (used in) / from financing activities		(2,274)		(1,870)		207,761
Net foreign exchange difference on cash held		15,089		12,407		(76)
Cash and cash equivalents at end of period		253,047		208,064		278,870

Operating Activities

Net cash used in operating activities decreased to £40.0 million for the six months ended June 30, 2022 from £58.6 million for the six months ended June 30, 2021.

The overall decrease of £18.6 million in cash used in operating activities was primarily due to net pre-product and product revenue receipts in the period ended June 30, 2022, following regulatory approval of KIMMTRAK compared to the period ended June 30, 2021, during which there were no such receipts.

While we recorded net product and net pre-product revenue totalling £38.2 million in the six months ended June 30, 2022, which reduced the loss for the period, the effect of this on cash used in operating activities was partly offset by an increase in Trade and other receivables of £20.0 million. Most of these receivables are customer receivables expected to be received in the three months ended September 30, 2022, in line with the contractual payment terms. The increase in receivables was partly offset by an increase of £11.5 million in Trade and other payables in the six months ended June 30, 2022.

Collaboration revenue of £16.3 million in the six months ended June 30, 2022, primarily represented revenue in connection with upfront payments received in prior years, which resulted in a corresponding reduction in deferred income and no significant overall impact on cash used in operating activities.

Financing Activities

Net cash used in financing activities during the six months ended June 30, 2022 was £1.9 million, mainly representing payments in connection with our lease liabilities and the debt facility with Oxford Finance of £3.3 million, partly offset by share option exercises of £1.4 million. While net cash generated from financing activities of £207.8 million in the six months ended June 30, 2021, also included loan and lease payments, it largely reflected the net proceeds we received of £211.0 million in connection with our IPO, which closed in February 2021.

Operation and Funding Requirements

Since our inception, we have incurred significant losses due to our substantial research and development expenses, and our ongoing selling and administrative expenses. We have an accumulated deficit of £242.3 million as of June 30, 2022. We expect to continue to incur significant losses in the foreseeable future and expect our expenses to increase in connection with our ongoing activities, particularly as we continue research and development and clinical activities for our product candidates. In addition, we expect to continue to incur additional costs associated with operating as both a public company and a commercial-stage company. Our expenses will also increase if, and as, we:

•	execute our sales and marketing strategy of KIMMTRAK in the United States, Europe and elsewhere;
•	create additional infrastructure to support our operations as a public company listed in the United States and our product development and planned future commercialization efforts;
•	continue to advance our clinical trials and the development of our pre-clinical programs;
•	continue to invest in our soluble TCR platforms to conduct research to identify novel technologies;
•	change or add additional suppliers;
•	add additional infrastructure to our quality control, quality assurance, legal, compliance and other groups to support our operations as we progress product candidates toward commercialization;
•	seek to attract and retain skilled personnel;
•	seek marketing approvals and reimbursement for our product candidates;
•	establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval;
•	seek to identify and validate additional product candidates;
•	acquire or in-license other product candidates and technologies;
•	maintain, protect, defend, enforce and expand our intellectual property portfolio;
•	encounter increased costs as a result of rising global inflation;
•	experience any supply chain or other disruptions, cost increases or other impacts of the war in Ukraine and global geopolitical tension; and
•	experience any delays, interruptions or encounter issues with any of the above, including any delays or other impacts as a result of the ongoing and evolving COVID-19 pandemic.

We held cash and cash equivalents of £208.1 million and net current assets of £192.5 million as at June 30, 2022, with an operating loss for the six months ended June 30, 2022 of £23.2 million and net cash used in operating activities of £29.0 million. The negative operational cash flow was largely due to the continuing focus on the research, development, and clinical activities to advance the programs within our pipeline. While we generated a negative operational cash flow overall, product and pre-product revenue totalling £38.2 million was recorded during the six months ended June 30, 2022.

On July 20, 2022, we raised a further £116.7 million ($140.0 million), before deduction of estimated offering expenses of £0.3 million ($0.4 million), through the sale ADSs representing ordinary shares and non-voting ordinary shares in our PIPE.

In assessing the going concern assumptions, we have undertaken an assessment of the current business and strategy forecasts covering a two-year period, which includes our anticipated commercial revenue for KIMMTRAK following FDA and EC approval. In assessing the downside risks, we have also considered scenarios incorporating a range of revenue from KIMMTRAK. As part of considering the downside risks, we have also considered the impact of the ongoing COVID-19 pandemic and have concluded that the pandemic may have a future impact on our business and implementation of our strategy and plans; however, we anticipate that any such impact will be minimal on clinical trials or other business activities over the period assessed for going concern purposes. As of the date of these financial statements, we are not aware of any specific event or circumstance that would require us to update estimates, assumptions and judgments or revise the carrying value of its assets or liabilities. Actual results could differ from these estimates, and any such differences may be material to our financial statements.

Given the current cash position, the additional funds raised from the recent PIPE described above, and the going concern assessment performed, we believe that we will have sufficient funds to continue to meet liabilities as they fall due throughout the forecast period outlined above and therefore, we have prepared the financial statements on a going concern basis. This scenario is based on our lower range of anticipated revenue levels. As we continue to incur significant expenses in the pursuit of our business strategy, including further commercialization and marketing plans for KIMMTRAK, additional funding will be needed before further existing clinical and preclinical programs may be expected to reach commercialization, which would potentially lead to operational cash inflows. Until we can generate revenue from product sales sufficient to fund our ongoing operations and further develop our pipeline, if ever, we expect to finance our operations through a combination of public or private equity offerings and debt financings or other sources, such as potential collaboration agreements, strategic alliances and licensing arrangements.

Critical Accounting Policies and Significant Judgments and Estimates

Our unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2022 and 2021, respectively, have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting,” or IAS 34. The preparation of the unaudited condensed consolidated interim financial statements requires us to make judgements, estimates and assumptions that affect the value of assets and liabilities—as well as contingent assets and liabilities—as reported on the statement of financial position date, and revenues and expenses arising during the fiscal year.

The estimates and associated assumptions are based on information available when the consolidated financial statements are prepared, historical experience and various other factors which are believed to be reasonable under the circumstances. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond our control. Hence, estimates may vary from the actual values.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which they become known and are applied prospectively.

Those judgements and estimates made, together with our significant accounting policies, are set out in our consolidated financial statements for the year ended December 31, 2021. Updates to these estimates and policies are set out in Note 2 to the condensed consolidated financial statements included in Exhibit 99.1 to this Report.

Recently Issued and Adopted Accounting Pronouncements

There are no recently issued accounting pronouncements that are expected to materially impact our financial position and results of operations.

COVID-19 Business Update

To date, we have experienced limited material impact from the COVID-19 pandemic. Namely, the impact from the COVID-19 pandemic has resulted in a short-term delay of approximately six months in progressing our early-stage pipeline program for our Phase 1 clinical trial in HBV, for which we reported initial data in June 2022. However, our current and planned clinical trials may also be in the future affected by the COVID-19 pandemic, including through the following, some of which we have experienced to some extent in one or more trials during the COVID-19 pandemic and which, despite recent improvement, may return or worsen: (i) delays or difficulties in enrolling and retaining patients in our clinical trials, including patients that may not be able or willing to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services; (ii) delays or difficulties in clinical site initiation, including difficulties in recruiting and retaining clinical site investigators and clinical site staff; (iii) diversion or prioritization of healthcare resources away from the conduct of clinical trials and towards the COVID-19 pandemic, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials and, because as healthcare providers, may also have a heightened exposure to COVID-19 and adversely impact our clinical trial operations; (iv) interruption of our future clinical supply chain or key clinical trial activities, such as clinical trial site monitoring, due to limitations on travel imposed or recommended by federal, state/provincial or municipal governments, employers and others; and (v) limitations in employee resources that would otherwise be focused on the conduct of our planned clinical trials, including because of sickness of employees or their families or the desire of employees to avoid contact with large groups of people.

We will continue to closely monitor, assess and mitigate the effects of the COVID-19 pandemic on our business.